Filed Pursuant To Rule 433
Registration No. 333-153150
November 20, 2008

DATE TIME STATION LOCATION PROGRAM	11/19/2008 08:00 — 09:00 Business News Network(—) (—) National Canada The Street
BROADCAST TRANSCRIPT
LINDA SIMS, anchor:
Well, we’re going to talk now about gold. You know, a lot people would like to see the price of gold futures heading higher, but there sure has been a lot of demand for gold products themselves. We’re going to find out how this is working from the World Gold Council. That’s up next.
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SIMS: The World Gold Council has just released its latest report on gold demand this morning, and it seems investors sopped up $32 billion worth of gold in the third quarter, a new record in terms of dollar value. For more on the extensive report, we’re joined from New York by George Milling-Stanley. He’s the director of the World Gold Council.
Very good to see you this morning.
Mr. GEORGE MILLING-STANLEY (World Gold Council): Thanks for inviting me, Linda. Nice to be here.
SIMS: Tell us a bit more about your report, a record demand in dollar terms for gold. It’s interesting that doesn’t jive with what we’ve been seeing on the futures market. Is it that investors have been drawn more to the product itself?
Mr. MILLING-STANLEY: I think it’s, you know—these numbers are spectacular, no question about that, up 51 percent in dollar terms, 45 percent above the previous record for any quarter set just in the second quarter of this year. Some recovery in jewelry consumption, up about 8 percent in volume, obviously the big story being investment, not translating into gold prices though. And I think this is mainly because gold has been acting as a kind of insurance policy for investors.
They’ve been able to sell gold into a good, deepened liquid global market in order to protect their investments in equities and other instruments. So gold is really fulfilling its traditional safe haven role, if you like, protecting other investments.
SIMS: It certainly has. We’ve got a chart, though, I want to put up, and this shows the physical demand and the price—the price of the—and this is the price of the physical gold itself, has been going up steadily. And the tonnes look to stay about steady year-over-year, although I want to know how you see that heading into the future.

Mr. MILLING-STANLEY: Well, I guess a lot is going to depend on volatility. Volatility—high volatility tends to deter jewelry purchases and jewelry is still somewhere around two-thirds or three-quarters of every year’s consumption. If the price remains exceptionally volatile through the rest of the fourth quarter, as it has been for some months now, that will act as a drag on any tendency for growth in jewelry. But we would see continuing strong investor demand.
As I say, it’s acted as an insurance policy. When you’ve cashed in your insurance policy successfully, it’s done the job that you bought gold for in the first place, then I believe investors are likely to buy it back just as soon as they feel that they can afford it.
SIMS: Well, it’s interesting. Another chart that we have shows jewelry demand. This one, we can see the amount of tonnes actually falling. But the dollar value continues to rise. Can that trend continue?
Mr. MILLING-STANLEY: I think that what we saw in Q3 was that the tonnage terms in jewelry was up about 8 percent. I think that’s a very, very good recovery. It’s a high number. It will surprise some people who’d been thinking that jewelry was merely flat right now around the world, obviously most of the growth coming in India, the major consuming market, masking if you like a downturn in Europe and in North America. But then this is where we are already biting the bullet, as far as bad economic conditions are concerned, so that’s as to be expected.
A lot will depend on what happens with economic recovery, if I can dare use the “R” word this early in the cycle. But we will, as I say, seek continued good, strong investor demand for gold. It’s doing what it’s supposed to do. And around the world there’s a growing appreciation for the strategic benefits of a small allocation to gold in a properly balanced portfolio. We’ve seen the evidence of that recently, and we’ll see that continuing through Q4 and into next year, I’m sure.
SIMS: Now, you mentioned the gold demand in India, and indeed it was up what, 31 percent compared to the same quarter last year. But is this also seasonal in India, because we hear of the Indian wedding season, for example?
Mr. MILLING-STANLEY: Yeah, it is seasonal. Typically the—towards the end of the third quarter is when demand in India tends to pick up, and this year was no exception. But you know, we try to iron out those seasonalities, if you like, by comparing the third quarter of 2008 with the third quarter of 2007. And there we’re seeing some pretty good gains.
The monsoon rains are already in. They’ve fallen. We know that they were good. We know that harvests are already showing—showing out to be pretty good in most of the major agricultural crops. And remember that 70 percent of India’s gold consumption comes from the rural populations who depend on agriculture.
So they’re now into their big festival season. Wedding season is also starting right now. So we would expect demand in India to continue strong for some months to come.
SIMS: Interesting that you noted, as well, that while we see this growing demand, the supplies have actually been falling, down about 10 percent. What’s behind that? Is it the mining sector or is it the central banks?
Mr. MILLING-STANLEY: Well, mine production was actually up just a little bit, you know, just a couple of percentage points. We still see not much scope for the growth in mine production because of the long period in the 1990s of depressed prices when the industry couldn’t afford to invest in looking for future mines.
The major difference in terms of the supply side for Q3 was the central banks decided to sell a good deal less than they had. We had a fall of about 4/5, 1 think, in central bank selling in the third quarter. I think partly this is because a lot of the big holders in Europe have already completed the programs they wanted to sell.
Also I think maybe the somewhat higher price has acted, if you like, as something of a disincentive for a few central bankers. They’d rather hold onto gold at these levels, and I don’t blame them. That’s what I’m doing in my own portfolio, too.

SIMS: Gold ETFs are where we’re seeing a lot of this gold flow. Is that how a lot of western investors prefer to hold gold?
Mr. MILLING-STANLEY: Western investors tend to be divided. There are still a lot of people who want to buy the traditional small bars and bouillon coins, provided they can actually get the supply. In fact, mints are on overtime at the moment, doing their best to satisfy the burgeoning demand for those physical products.
But obviously, as you said, there’s a very, very great deal of interest in gold exchange traded funds. And the one that the World Gold Council sponsored, GLD on the New York Stock Exchange, we saw inflows of over 100 tonnes in just five days at the height of the crisis in September when Lehman collapsed and it looked like AIG would, until it was bailed out, as well.
So these products have done exactly what they were supposed to do for investors, providing them with easy access to the gold market. And investors have come in in droves, in every way, both in ETFs and in bars and coins, too.
SIMS: And do you see that continuing, as it looks as if the recession around the world is going to deepen before things do start to improve?
Mr. MILLING-STANLEY: Yeah, recession is likely to—as I say, to slow any tendency for growth in the jewelry demand. But it is likely to increase investment demand. And gold has been a very, very good source of protection for portfolios for investors. I don’t see that going away. I would see investment demand continuing to increase as there’s a growing appreciation for the role that gold can play for investors.
SIMS: OK, great to get your thoughts this morning. Thanks for sharing your survey with us.
Mr. MILLING-STANLEY: Thank you, Linda. Nice to be here.
SIMS: Our guest has been George Milling-Stanley. He is director of the World Gold Council.

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